EXHIBIT 22

[LabCorp Logo]                         Laboratory Corporation of America
					 Holdings
				       358 South Main Street
				       Burlington, North Carolina 27215
				       910-584-5171


FOR IMMEDIATE RELEASE

		     Contacts:         Pam Mason
				       Laboratory Corporation of America
				       212-484-7700 (4/28 only)
				       619-550-0600 (5/1 and thereafter)
				       Mary Ann Dunnell
				       Laboratory Corporation of America
				       212-484-7797



	      LABORATORY CORPORATION OF AMERICA(TM) HOLDINGS
	 FORMED BY MERGER OF NATIONAL HEALTH LABORATORIES HOLDINGS
		     AND ROCHE BIOMEDICAL LABORATORIES

	    New Company Is World's Largest Clinical Laboratory



	       La Jolla, CA, and Burlington, NC, April 28, 1995 -- Shareholders of National Health Laboratories Holdings Inc. (NHL), La Jolla, CA, voted today to approve a merger of NHL and Roche Biomedical Laboratories, Inc. (RBL), Burlington, N.C. The merger became effective today.

	       The new company, Laboratory Corporation of America Holdings (LabCorp(TM)), will be the world's largest clinical laboratory in terms of revenues. Shares of the company will begin trading on the New York Stock Exchange Monday, May 1, under the symbol LH, with approximately 123 million shares outstanding. Annualized revenues for the new company are expected to be in excess of $1.7 billion for 1995. James Maher, previously chief executive officer of NHL, will become chairman of the Board of Directors. Dr. James Powell, formerly president of RBL, will serve as president and chief executive officer of the new company.

	       The company has entered into a credit agreement which will provide a $1.25 billion credit facility with a group of banks led by Credit Suisse to refinance existing debt, to provide funds to facilitate this transaction and to support future growth.

Company Positioned to Address Changes
Within the Health Care Industry

	       The synergies anticipated to be created by this merger of companies with complementary strengths and market positions are expected to result in substantial savings for the new company. "Through this merger, we believe we can achieve significant economies of scale and deliver what this industry so critically needs -- unprecedented efficiency," said Dr. Powell. "In serving a swiftly changing health care marketplace, LabCorp believes that, through its exceptionally broad and well directed resources, it is poised for industry leadership. We will be uniquely positioned to deliver quality to a broad range of customers -- including managed care providers, doctor alliances and hospital affiliations -- offering services in critical testing niches."

	       "LabCorp's breadth in geographic presence is matched only by its depth in professional experience," Mr. Maher said. "Going forward, our seasoned management team will ensure LabCorp's continuing commitment to the highest standards of service quality and regulatory compliance in today's highly competitive health care environment."
First Quarter Results

	       National Health Laboratories Holdings Inc. results for the first quarter ended March 31, 1995 included a 32% gain in net sales to $243.8 million, versus $185.0 million in the first quarter of 1994, and operating income of $36.7 million versus $18.6 million in the prior year, a gain of 97%. Net income was $12.8 million, versus $8.1 million in 1994, and earnings per share were $0.15 compared to $0.10 in the prior period.

	       Roche Biomedical Laboratories, Inc., formerly the clinical laboratory operation of Hoffmann-La Roche Inc., a wholly owned subsidiary of Roche Holding Ltd, Basel, Switzerland, also enjoyed an excellent first quarter ended March 31, 1995, with revenues increasing 5 percent to $185.5 million compared to $176.5 million in last year's first quarter. Operating income on a stand-alone basis without various parent company charges increased substantially to $19.4 million through March 31, 1995 compared to $15.0 million in last year's first quarter, an increase of 29%.

	       The combined pro forma results of National Health and Roche Biomedical in the first quarter reflect a solid base from which the newly merged organization can grow. Pro forma net sales were $429 million in the first quarter, with operating income of $57 million. Including the increased amortization and interest expense associated with the merger, pro forma net income was $22 million and earnings per share were $0.18. These pro forma results do not include the cost savings expected from the synergies of the combined companies.

Terms of the Transaction

	       In accordance with the terms of the merger agreement, shareholders of NHL received a 50.1 percent interest in the company and approximately $475 million in cash. In exchange for each National Health Laboratories share, each shareholder will receive 0.72 shares of Laboratory Corporation of America Holdings common stock and a payment of $5.60 in cash. In addition, NHL declared a dividend, payable to holders of record of NHL common stock on April 21, consisting of warrants to purchase shares of the new company's stock at $22 per share, subject to adjustments. These warrants, which will be exercisable on April 28, 2000, were distributed at a rate of approximately 0.163 warrant per share of NHL Common Stock, or an aggregate of
13.8 million warrants.

	       Roche contributed its laboratory business -- Roche Biomedical Laboratories -- and $186.7 million in cash to the new company. In return, Roche received a 49.9 percent interest in Laboratory Corporation of America Holdings and approximately 8.3 million warrants to purchase additional shares, under terms identical to those for NHL shareholders.

	       Laboratory Corporation of America Holdings is a national clinical laboratory organization with estimated annualized revenues in excess of $1.7 billion for 1995. Its 40 full-service laboratories nationwide perform diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.

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